SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 6
TO
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Keith Flaum, Esq. Cooley Godward LLP 5 Palo Alto Square 3000 El Camino Real Palo Alto, California 94306-2155 (650) 843-5000	Sarah A. O'Dowd, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Schedule 14D-9 initially filed with the SEC on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005, by Amendment No. 2 on March 17, 2005, by Amendment No. 3 on March 22, 2005, by Amendment No. 4 on March 25, 2005 and by Amendment No. 5 on April 5, 2005 (the "Schedule 14D-9"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as supplemented on March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the supplement to the Offer to Purchase were filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005, by Amendment No. 2 on March 17, 2005, by Amendment No. 3 on March 22, 2005, by Amendment No. 4 on March 25, 2005, by Amendment No. 5 on April 5, 2005 and by Amendment No. 6 on April 15, 2005 (the "Schedule TO").

Item 2.    Identity and Background of the Filing Persons

Tender Offer.

The following is added after the last paragraph under this heading (on page 2):

On April 15, 2005, Danisco announced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. and have granted clearance of these transactions. The tender offer is expected to expire as scheduled on Tuesday, April 19, 2005, at 5:00 p.m. New York City time, and Danisco will accept all tendered Shares, subject to the continued satisfaction of the conditions of the Offer.

Item 9.    Exhibits.

The following exhibit is filed herewith or incorporated by reference herein:

Exhibit	Description
(a)(1)(xiii)	Press release issued by DH Subsidiary, Inc., dated April 15, 2005 (incorporated by reference to Exhibit (a)(1)(xviii) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.
/s/ Margaret A. Horn By: Margaret A. Horn Senior Vice President, General Counsel

Dated: April 15, 2005